SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: February 13, 2007

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

          LANOPTICS ANNOUNCES 2006 FOURTH QUARTER AND YEAR END RESULTS

     YOKNEAM, ISRAEL, February 13, 2007 - LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the fourth quarter and year ended December 31, 2006.

     For the three months ended December 31, 2006, LanOptics reported revenues of US$ 3,382,000 versus US$ 1,285,000 in the fourth quarter of 2005. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Net loss for the fourth quarter was US$ 5,100,000 - including one time non-cash expenses in the amount of US $3,670,000 (composed of net interest expense in the amount of US $1,637,000 and in-process research and development charge in the amount of US$ 2,033,000, as further described below), and stock based compensation expenses in the amount of US$ 213,000 which are being reported as of January 1, 2006 pursuant to SFAS 123R - or a loss of US$ 0.42 per share, compared to a net loss of US$ 2,036,000, or US$ 0.18 per share, for the same period last year.

     For the twelve months ended December 31, 2006, LanOptics reported revenues of US$ 8,469,000, compared with US$ 5,848,000 for the same period last year. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Net loss for the twelve months was US$ 12,317,000 - including one time non-cash expenses in the amount of US $3,670,000 (composed of net interest expense in the amount of US $1,637,000 and in-process research and development charge in the amount of US$ 2,033,000, as further described below) and including stock based compensation expenses in the amount of US$ 609,000 which are being reported for the first time pursuant to SFAS 123R - or US$ 1.05 per share, compared to a year-earlier loss for the comparable period of US$ 10,347,000, which also included non-cash in-process research and development charge in the amount of US$ 1,475,000, or US$ 0.93 per share.

     Net loss for the fourth quarter and for the year ended December 31, 2006 was increased by non-cash interest expense in the amount of US $1,637,000, attributable to the accounting treatment of Redeemable Preferred Shares issued by EZchip. As a result of the exchange transaction and the resulting increase in LanOptics' ownership position in EZchip, we expect that we will not be required to record any interest expense in the future related to such Redeemable Preferred Shares in our consolidated financial statements.

     On December 22, 2006 and on June 23, 2005 we issued 3,878,234 and 1,006,486 of our ordinary shares, respectively, to various shareholders of EZchip in transactions in which we acquired the shares of EZchip held by them. These exchange transactions were accounted for according to the "purchase method" of accounting. The purchase price for the EZchip shares acquired was US$ 55,672,000 in the December 2006 transaction and US$ 7,967,000 in the June 2005 transaction, based on the average share prices of our ordinary shares two days before and two days after the respective transaction dates. The excess of the purchase price over the book value of the acquired EZchip shares was recorded as intangible assets as follows:

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

     o In-process research and development, in the amount of US$ 2,033,000 in the December 2006 transaction and US$ 1,475,000 in the June 2005 transaction, was recorded as an expense in a separate line item "In process research and development charge" in our statements of operations.

     o Other Intangible Assets (including "Existing Technology," "Backlog" and "Customer Base") in the amount of US$ 3,133,000 in the December 2006 transaction and US$ 517,000 in the June 2005 transaction are amortized using the straight-line method over the useful life, with the corresponding expense recorded primarily in "Cost of Revenues" in our statements of operations.

     o Goodwill, in the amount of US$ 31,698,000 in the December 2006 transaction and US$ 4,833,000 in the June 2005 transaction, is not amortized and is tested for impairment annually.

2006 BUSINESS SUMMARY AND RECENT HIGHLIGHTS

     "During 2006 we made significant progress in every aspect of our business," said Eli Fruchter, Chairman of the Board of LanOptics and CEO of EZchip. "We are seeing the fruits of our focus on the Metro Ethernet market, specifically Carrier Ethernet Switches and Routers (CESR) for triple play services. Two of the three leading tier-1 CESR vendors are building several of their strategic CESR platforms based on EZchip network processors. One of these customers has already started production of several NP-2 based products and is expected to roll out several more NP-2 based products during 2007 and 2008. The second customer has selected the NP-3 for various products that are still in development, and this customer is expected to start volume shipment of several of its strategic NP-3 based platforms during 2008. According to market analysts, these two EZchip customers are likely to account for the majority of the CESR market (which, according to The Linley Group, has the greatest potential for long-term growth for high-speed network processors). We hope that these two customers will pilot EZchip to long-term leadership in the high-speed network processor space.

     "Carriers are providing, or will soon provide, Ethernet Services and almost every tier-1 vendor is currently building CESR products. We have over 100 design wins in total, many with tier-1 vendors that are building CESR products, including all the leading vendors in China. It is important to note, however, that tier-1 designs vary greatly. Whereas one successful strategic platform from a tier-1 market leader vendor could generate sales of tens of thousands of chips annually, another tier-1 vendor's platform may only require several thousand chips or fewer. The design wins we have with our two leading tier-1 CESR customers are for line cards in several of their strategic CESR platforms and we hope, therefore, that they will generate high volume for us in the coming years. Many other vendors are also customers of EZchip and have the potential to become high volume customers if they are successful in gaining CESR market share. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate our network processors, on market acceptance of these products, and on the pace of recovery in the telecommunications and related markets.

                                   -- more --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

     "2006 revenues showed growth compared to 2005 with the NP-2 contributing approximately 50% of the annual revenues, even though it only started shipping in production quantities in Q3. We shipped more NP-2 chips in the fourth quarter alone than NP-1 chips in the entire year. Of our design wins, over 70 are for the NP-2 and NP-3 and we expect a significant portion of these products to enter production during 2007 and 2008. At the end of Q4, a second tier-1 vendor began production of several NP-2 designs and we expect several more tier-1 vendors to enter production in the coming quarters.

     "It is important to consider that our chips are utilized in communications equipment that takes an average of two years from the design win to the final product, and volume orders can be expected only after the customer's equipment enters production. Consequently, we have not yet realized the full potential of our design wins and are unable to accurately forecast our ramp-up and may see fluctuations in our quarterly revenues.

     "During 2006 we were also successful in increasing LanOptics' ownership position in EZchip from 60% to 78% and by that achieved a significant step forward in our long-term plan to acquire 100% ownership of EZchip, a plan that was authorized by LanOptics' shareholders in April 2003. This increase was achieved by a share exchange transaction in which LanOptics acquired EZchip preferred shares in exchange for the issuance of LanOptics ordinary shares. Since LanOptics' business consists exclusively of the business of EZchip, the exchange ratio reflected LanOptics' ownership position in EZchip, and the resulting dilution in each LanOptics shareholder's percentage of ownership was offset by the increase in LanOptics' holdings in EZchip. As we have noted in the past, we believe that increasing our ownership in EZchip will increase the value of LanOptics and may result in greater benefits to LanOptics' shareholders over the long-term. LanOptics also believes that it is desirable to rationalize its corporate structure by unifying the shareholdings in the two companies and that such unification will also allow various efficiencies in the operation of the businesses. We will therefore continue to seek further exchange transactions until LanOptics achieves full ownership of EZchip."

ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

     For more information on EZchip, visit the web site at http://www.ezchip.com

     For more information on LanOptics, visit the web site at http://www.lanoptics.com

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2007 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LANOPTICS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          Three Months Ended                   Twelve Months Ended
                                                              December 31                          December 31
                                                              (Unaudited)                 (Unaudited)         (Audited)
                                                       2006                2005              2006               2005
                                                    -----------        -----------        -----------        -----------
Revenues                                                  3,382              1,285              8,469              5,848
Cost of Revenues                                          1,422                569              3,663              2,350
Amortization of Developed Technology                        103                 86                361                291
                                                    -----------        -----------        -----------        -----------
Gross Profit                                              1,857                630              4,445              3,207

Research & Development, Net                               2,032              1,631              8,402              8,215
In-process Research and Development Charge                2,033                  -              2,033              1,475
Selling, General & Administration                         1,173                828              4,295              3,643
                                                    -----------        -----------        -----------        -----------
Operating Loss                                           (3,381)            (1,829)           (10,285)           (10,126)

Financial Income (Expenses), Net                         (1,880)               (92)            (2,204)              (312)
                                                    -----------        -----------        -----------        -----------
Loss Before Minority Interest                            (5,261)            (1,921)           (12,489)           (10,438)

Minority Interest in Loss of Subsidiaries                   161                  -                172                206
                                                    -----------        -----------        -----------        -----------
Net Loss                                                 (5,100)            (1,921)           (12,317)           (10,232)
                                                    ===========        ===========        ===========        ===========

Cumulative effect of change in accounting
principle                                                     -               (115)                 -               (115)
                                                    -----------        -----------        -----------        -----------
Net Loss after cumulative effect of change in
accounting principle                                     (5,100)            (2,036)           (12,317)           (10,347)
                                                    ===========        ===========        ===========        ===========

Net Loss per Share                                        (0.42)             (0.17)             (1.05)             (0.92)

Net Loss per Share after cumulative effect of
change in accounting principle                            (0.42)             (0.18)             (1.05)             (0.93)

Weighted Average Number of Shares Used in
Computing Net Losses per Share                       12,043,240         11,633,771         11,745,171         11,156,250
                                                    -----------        -----------        -----------        -----------

                                               -- more --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LANOPTICS LTD.
                           CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                  DECEMBER 31, 2006  DECEMBER 31, 2005
                                                       --------          --------
                                                      (Unaudited)        (Audited)
ASSETS

CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities           17,658            19,552
Trade Receivables, Net                                    1,706               931
Other Receivables                                           683               300
Inventories                                               3,489             2,098
                                                       --------          --------
Total Current Assets                                     23,536            22,881

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net               290               381
Severance Pay Fund                                        1,951             1,564
                                                       --------          --------
Total Long-Term Investments                               2,241             1,945

PROPERTY & EQUIPMENT, NET                                   352               351

Goodwill                                                 36,531             4,833
Intangible Assets, Net                                    3,633               861
                                                       --------          --------
TOTAL ASSETS                                             66,293            30,871
                                                       ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables                                            1,017               338
Other Payables and Accrued Expenses                       3,092             1,916
                                                       --------          --------
Total Current Liabilities                                 4,109             2,254

LONG TERM LIABILITIES:
Accrued Severance Pay                                     2,464             1,990
Long-Term Loan                                            3,337                 -
Warrants to Redeemable Preferred Shares                       -               253
                                                       --------          --------
Total Long-Term Liabilities                               5,801             2,243

EMPLOYEE STOCK OPTIONS IN A SUBSIDIARY                      557                 -
PREFERRED SHARES IN A SUBSIDIARY                         23,770            38,567

SHAREHOLDERS' EQUITY/(DEFICIENCY):
Share Capital                                                93                75
Additional Paid-in Capital                              117,716            61,185
Accumulated Other Comprehensive Income/(Loss)               (19)              (36)
Accumulated Deficit                                     (85,734)          (73,417)
                                                       --------          --------
Total Shareholders' Equity/(Deficiency)                  32,056           (12,193)
                                                       --------          --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               66,293            30,871
                                                       ========          ========


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